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                            April 22, 2024

       Nathan D. DeBacker
       Chief Financial Officer
       CIM Real Estate Finance Trust, Inc.
       2398 East Camelback Road, 4th Floor
       Phoenix, AZ 85016

                                                        Re: CIM Real Estate
Finance Trust, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2023
                                                            File No. 000-54939

       Dear Nathan D. DeBacker:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2023

       Notes to Consolidated Financial Statements
       Note 10 - Repurchase Facilities, Notes Payable and Credit Facilities, page F-36

   1. We note that you use repurchase agreements to finance certain assets. Please consider expanding your
disclosure to quantify the average quarterly balance of your repurchase agreements for each
period included in your financial statements. In addition, consider quantifying the period
end balance for each of those quarters, the maximum balance at any month-end and
explaining the causes and business reasons for any significant variances among these amounts.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact William Demarest at 202-551-3432 or Isaac Esquivel at 202-551-3395
       with any questions.
 Nathan D. DeBacker
CIM Real Estate Finance Trust, Inc.
April 22, 2024
Page 2



FirstName LastNameNathan D. DeBacker               Sincerely,
Comapany NameCIM Real Estate Finance Trust, Inc.
                                                   Division of Corporation
Finance
April 22, 2024 Page 2                              Office of Real Estate &
Construction
FirstName LastName